UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2021
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission File Number 001-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule
As of January 31, 2021 and 2020, and for the year ended January 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan (the Plan) as of January 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended January 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
July 22, 2021

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2021	2020
Assets
Investments, at fair value	$33,999,069,759	$31,509,348,853
Notes receivable from participants	1,034,322,692	1,147,825,718
Accrued investment income	3,975,064	6,650,151
Total assets	35,037,367,515	32,663,824,722

Liabilities
Due to broker	6,717,401	7,519,149
Accrued expenses	6,095,786	4,895,607
Total liabilities	12,813,187	12,414,756

Net assets available for benefits	$35,024,554,328	$32,651,409,966
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2021
Additions
Investment income:
Net appreciation in fair value of investments	$4,050,643,811
Interest and dividends	122,549,324
Net investment income	4,173,193,135

Interest income on notes receivable from participants	57,819,197

Contributions:
Company	1,284,393,388
Participant	1,751,390,767
Rollovers	69,582,608
Total contributions	3,105,366,763

Other, net	3,402,077

Total additions	7,339,781,172

Deductions
Benefits paid to participants	4,929,604,875
Administrative expenses	31,218,560
Fees on notes receivable from participants	5,813,375
Total deductions	4,966,636,810

Net increase	2,373,144,362

Net assets available for benefits:
Beginning of year	32,651,409,966

End of year	$35,024,554,328

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2021
Note 1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can participate in the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for management of Plan assets and the investment policy is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. Responsibility for operation and administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
The trustee function of the Plan is performed by The Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed the Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law.  Plans were permitted to adopt these provisions immediately provided the Plan document is retroactively amended on or before December 31, 2022.  Plan management elected to adopt the following provisions:
•On or after April 20, 2020 and before December 31, 2020, any qualified individual, as defined in the CARES Act, was permitted to request a distribution from his or her vested account in the Plan, up to a maximum of $100,000. Active employees who receive a coronavirus-related distribution from the Plan (or from any other eligible retirement plan) may repay all or any portion of the distribution to the plan within the three-year period beginning on the date after the distribution.
•Qualified individuals with outstanding loans on or after April 20, 2020 were permitted to request that their loan payments through December 31, 2020 be deferred through December 31, 2020. Where payments were deferred, the loan was re-amortized in January 2021 to reflect interest accrued during the delay, and payments recommenced for the remainder of the loan period, plus one year.
•The normal loan limits were increased from $50,000 to $100,000, and from 50% to 100% of the vested account balance, for qualified individuals taking loans on or after April 20, 2020 and before September 23, 2020.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages as either pretax or Roth deferrals, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) will receive a Company matching contribution. The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.

Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2021. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested profit sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions. A participant's profit sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.
Notes Receivable from Participants
Except for the Cares Act provisions, participants may borrow from their fund accounts a minimum of $1,000 up to generally the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' vested balances in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, after-tax contributions and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2021, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the participant are invested by the Trustee as determined by the Benefits Investment Committee.
Note 2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Participant contributions are accrued for pay periods ended prior to the Plan's year-end. Company contributions are recorded when paid to the Plan. Walmart contributions to the Plan related to the plan year ended January 31, 2021, were paid throughout the plan year.

Use of Estimates
The preparation of the financial statements in accordance with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when incurred. No allowances for credit losses have been recorded as of January 31, 2021 and 2020. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. As of January 31, 2021 and 2020, there were benefits in the amount of $26,900,983 and $24,168,806, respectively, requested before year-end, that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net appreciation of fair value of investments and direct expenses are included in administrative expenses.
Recent Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for timing of transfers between levels, as well as modification of certain disclosure requirements for Level 3 fair value measurements. ASU 2018-13 is effective for all reporting periods beginning after December 15, 2019. The Plan adopted ASU 2018-13 on February 1, 2020, which resulted in the removal of certain fair value disclosures, which did not have a material impact on the financial statements and it had no impact on the Plan's net assets available for benefits.
Note 3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2021 and 2020. During the year ended January 31, 2021, there were no transfers of financial instruments into or out of Level 3. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks and exchange traded funds - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2021
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,866,671,288	$—	$3,866,671,288
Common stocks	794,010,191	—	794,010,191
Cash equivalent	16,662,258	—	16,662,258
Exchange traded funds	395,474,861	—	395,474,861
Mutual fund	558,732,215	—	558,732,215
Government securities	—	607,306,316	607,306,316
Corporate bonds	—	313,676,068	313,676,068
Asset-backed securities	—	145,907,798	145,907,798
Mortgage-backed securities	—	42,363,038	42,363,038
Total assets in the fair value hierarchy	$5,631,550,813	$1,109,253,220	$6,740,804,033
Investments measured at NAV*			27,258,265,726
Total investments at fair value			$33,999,069,759

	Fair Value Measurements as of January 31, 2020
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,566,154,899	$—	$3,566,154,899
Common stocks	694,793,949	—	694,793,949
Cash equivalent	13,062,479	—	13,062,479
Mutual funds	487,905,413	—	487,905,413
Government securities	—	635,861,821	635,861,821
Corporate bonds	—	292,348,765	292,348,765
Asset-backed securities	—	156,789,072	156,789,072
Mortgage-backed securities	—	33,410,850	33,410,850
Total assets in the fair value hierarchy	$4,761,916,740	$1,118,410,508	$5,880,327,248
Investments measured at NAV*			25,629,021,605
Total investments at fair value			$31,509,348,853
*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.
Note 4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2021 and 2020.

Investments	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
	2021	2020
Collective investment trusts/collective trust funds	$27,258,265,726	$25,629,021,605	N/A	Daily	N/A

Note 5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by The Northern Trust Company, Bank of America, N.A., Merrill Lynch & Company, and other companies that provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company.  While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by eligible individual account plans.
Note 6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Note 7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Note 8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2021	2020
Net assets available for benefits per the financial statements	$35,024,554,328	$32,651,409,966
Less: Benefits payable per the Form 5500	(26,900,983)	(24,168,806)
Net assets available for benefits per the Form 5500	$34,997,653,345	$32,627,241,160
The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2021:

Net increase in net assets available for benefits per the financial statements	$2,373,144,362
Less: Benefits payable per the Form 5500 at January 31, 2021	(26,900,983)
Add: Benefits payable per the Form 5500 at January 31, 2020	24,168,806
Net income per the Form 5500	$2,370,412,185
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$3,866,671,288

	Other Common Stocks
	Aegion Corp.	Common Stock	**	2,429,947
	Aerie Pharmaceuticals Inc.	Common Stock	**	2,923,469
	Air Transport Services Group Inc.	Common Stock	**	3,816,887
	Akebia Therapeutics Inc.	Common Stock	**	797,280
	Alamo Group Inc.	Common Stock	**	3,151,244
	Alarm.com Holdings Inc.	Common Stock	**	3,745,234
	Albireo Pharma Inc.	Common Stock	**	2,902,100
	Alkermes PLC	Common Stock	**	962,098
	Ameris Bankcorp	Common Stock	**	2,063,717
	Amerisafe Inc.	Common Stock	**	554,334
	AMN Healthcare Services Inc.	Common Stock	**	5,979,325
	Argo Group International Holdings	Common Stock	**	1,934,137
	ASGN Incorporated	Common Stock	**	4,547,614
	Aspen Technology Inc.	Common Stock	**	4,147,686
	Atrion Corp.	Common Stock	**	5,770,070
	Avnet Inc.	Common Stock	**	3,866,622
	Axalta Coating Systems Ltd.	Common Stock	**	7,756,926
	Axos Financial Inc.	Common Stock	**	2,177,967
	Banner Corp.	Common Stock	**	4,608,943
	Bio-Techne Corp.	Common Stock	**	8,889,863
	Black Hills Corp.	Common Stock	**	3,114,442
	Black Knight Inc.	Common Stock	**	4,563,939
	Blackline Inc.	Common Stock	**	7,296,439
	Boingo Wireless Inc.	Common Stock	**	2,059,244
	Brady Corp.	Common Stock	**	140,026
	Brandywine Realty Trust	Common Stock	**	2,540,505
	Brigham Minerals Inc.	Common Stock	**	2,639,397
	Bright Horizons Family Solutions Inc.	Common Stock	**	5,297,522
	Brooks Automation Inc.	Common Stock	**	6,890,524
	BRP Group Inc.	Common Stock	**	1,581,529
	Brunswick Corp.	Common Stock	**	4,085,927
	Builders FirstSource, Inc.	Common Stock	**	6,766,425
	Cable One Inc.	Common Stock	**	6,878,000
	Caesars Entertainment, Inc.	Common Stock	**	3,505,422
	Calavo Growers Inc.	Common Stock	**	2,228,530
	Cantel Medical Corp.	Common Stock	**	2,539,043
	Capri Holdings LTD	Common Stock	**	4,118,091
	Cardtronics PLC	Common Stock	**	3,690,323
	Castle Biosciences Inc.	Common Stock	**	2,043,528
	Cathay General Bancorp	Common Stock	**	3,873,810

CBIZ Inc.	Common Stock	**	1,501,225
Century Casinos Inc.	Common Stock	**	1,647,192
Ceva Inc.	Common Stock	**	3,658,208
ChampionX Corporation	Common Stock	**	2,991,106
CIRCOR International Inc.	Common Stock	**	3,355,060
CMC Materials Inc.	Common Stock	**	6,124,413
CNO Financial Group Inc.	Common Stock	**	2,730,363
CNX Resources Corporation	Common Stock	**	1,443,835
Coda Octopus Group Inc.	Common Stock	**	424,601
Cogent Communications Holdings Inc.	Common Stock	**	4,340,843
Coherus BioSciences Inc.	Common Stock	**	1,916,190
Collegium Pharmaceutical Inc.	Common Stock	**	3,665,635
Commercial Metals Company	Common Stock	**	2,143,493
Compass Minerals International Inc.	Common Stock	**	2,982,737
Concentrix Corporation	Common Stock	**	2,793,499
Coupa Software Inc.	Common Stock	**	1,963,646
CSW Industrials Inc.	Common Stock	**	3,928,938
Dana Inc.	Common Stock	**	4,550,820
Deluxe Corp.	Common Stock	**	1,337,232
Dennys Corp.	Common Stock	**	580,264
Descartes Sys Group Inc.	Common Stock	**	3,427,176
Dine Brands Global Inc.	Common Stock	**	2,587,370
Diodes Inc.	Common Stock	**	2,932,911
Donnelley Financial Solutions Inc.	Common Stock	**	918,151
Douglas Dynamics Inc.	Common Stock	**	6,147,377
DXC Technology Co.	Common Stock	**	3,013,170
Echo Global Logistics Inc.	Common Stock	**	1,667,558
Element Solution Inc.	Common Stock	**	7,067,024
EMCOR Group Inc.	Common Stock	**	2,610,766
Emergent Biosolutions Inc.	Common Stock	**	4,408,524
Envestnet Inc.	Common Stock	**	6,514,837
Establishment Labs Holdings Inc.	Common Stock	**	896,910
Evercore Inc.	Common Stock	**	4,077,722
Evertec Inc.	Common Stock	**	3,693,468
EVO Payments Inc.	Common Stock	**	4,247,026
Exponent Inc.	Common Stock	**	3,570,511
Fabrinet	Common Stock	**	4,691,010
Federal Agricultural Mortgage Corp.	Common Stock	**	3,288,368
Federal Signal Corp.	Common Stock	**	5,046,519
First American Financial Corp.	Common Stock	**	4,887,808
First Busey Corp.	Common Stock	**	2,387,922
First Interstate BancSystem, Inc.	Common Stock	**	3,451,913
Flagstar Bancorp Inc.	Common Stock	**	4,674,678
Floor & Décor Holdings Inc.	Common Stock	**	6,985,903
Franklin Covey Co.	Common Stock	**	1,863,562
FTI Consulting Inc.	Common Stock	**	2,620,035
GATX Corp.	Common Stock	**	3,874,400
Gibraltar Industries Inc.	Common Stock	**	5,946,323
Group 1 Automotive Inc.	Common Stock	**	8,779,330
Guidewire Software Inc.	Common Stock	**	5,725,411
Hamilton Lane Inc.	Common Stock	**	5,642,198
HealthEquity Inc.	Common Stock	**	5,841,398
Heartland Financial USA Inc.	Common Stock	**	3,299,794
Heico Corp.	Common Stock	**	6,618,861

Helios Technologies Inc.	Common Stock	**	1,401,717
Horace Mann Educators Corp.	Common Stock	**	2,448,987
Hostess Brands Inc.	Common Stock	**	3,501,458
Huron Consulting Group Inc.	Common Stock	**	497,559
IAA Spinco Inc.	Common Stock	**	6,596,013
IDEX Corporation	Common Stock	**	1,729,705
Insight Enterprises Inc.	Common Stock	**	7,724,150
International Game Technology PLC	Common Stock	**	4,350,506
Investors Bancorp Inc.	Common Stock	**	5,032,310
IRadimed Corporation	Common Stock	**	1,644,121
Ituran Location & Control	Common Stock	**	938,453
J2 Global, Inc.	Common Stock	**	3,827,959
Jack In The Box Inc.	Common Stock	**	2,149,781
John Bean Technologies Corp.	Common Stock	**	5,083,076
Karyopharm Therapeutics Inc.	Common Stock	**	2,547,766
Kennametal Inc.	Common Stock	**	4,651,740
Kiniksa Pharmaceuticals, Ltd.	Common Stock	**	1,609,795
Korn Ferry	Common Stock	**	4,829,405
Ladder Capital Corp.	Common Stock	**	2,724,945
La-Z-Boy, Inc.	Common Stock	**	2,951,587
LCI Industries	Common Stock	**	474,695
Lemaitre Vascular Inc.	Common Stock	**	7,382,977
Lexington Realty Trust	Common Stock	**	3,608,625
Ligand Pharmaceuticals Inc.	Common Stock	**	6,287,628
Littelfuse Inc.	Common Stock	**	2,329,294
LPL Financial Holdings, Inc.	Common Stock	**	8,694,285
M/I Homes Inc.	Common Stock	**	4,180,059
Magellan Health Inc.	Common Stock	**	3,083,484
Magnolia Oil & Gas Corp.	Common Stock	**	4,030,610
Marcus & Millichap Inc.	Common Stock	**	2,106,284
Marriott Vacations Worldwide Corp.	Common Stock	**	3,501,606
Masonite International Corp.	Common Stock	**	4,276,112
Matador Resources Company	Common Stock	**	3,046,924
Materion Corp.	Common Stock	**	3,545,880
Medifast Inc.	Common Stock	**	5,408,439
Mesa Labs Inc.	Common Stock	**	5,265,937
MGIC Investment Corp.	Common Stock	**	887,204
Minerals Technologies Inc.	Common Stock	**	3,930,453
MiX Telematics Ltd.	Common Stock	**	539,335
MKS Instruments Inc.	Common Stock	**	5,311,152
Moelis & Company	Common Stock	**	4,084,919
Monro Inc.	Common Stock	**	2,732,946
Natus Medical Inc.	Common Stock	**	3,084,194
Netgear Inc.	Common Stock	**	2,453,723
Nova Measuring Instruments Ltd.	Common Stock	**	2,182,901
Novanta Inc.	Common Stock	**	5,228,277
Okta Inc.	Common Stock	**	2,083,994
ONE Gas Inc.	Common Stock	**	2,493,660
OneMain Holdings Inc.	Common Stock	**	4,145,330

Onto Innovation Inc.	Common Stock	**	4,930,711
Optinose Inc.	Common Stock	**	661,842
Orthopediatrics Corp.	Common Stock	**	6,752,209
Pacira BioSciences Inc.	Common Stock	**	1,261,732
Park City Group, Inc.	Common Stock	**	1,399,232
Parsons Corporation	Common Stock	**	1,904,280
Performance Food Group Company	Common Stock	**	4,672,764
PGT Innovations Inc.	Common Stock	**	2,473,954
Pinnacle Financial Partners Inc.	Common Stock	**	5,092,122
Pioneer Natural Resources Company	Common Stock	**	2,103,088
Piper Sandler Companies, Inc.	Common Stock	**	3,718,866
Points International Ltd.	Common Stock	**	3,175,041
PRA Health Sciences Inc.	Common Stock	**	4,476,693
Preferred Apartment Communities Inc.	Common Stock	**	1,278,892
Preferred Bank	Common Stock	**	3,662,169
PROG Holdings Inc.	Common Stock	**	1,896,542
PROS Holdings Inc.	Common Stock	**	2,807,746
Provention Bio, Inc.	Common Stock	**	1,454,002
Puma Biotechnology Inc.	Common Stock	**	1,308,411
Qualys Inc.	Common Stock	**	4,447,656
Quanex Building Products Corp.	Common Stock	**	2,898,568
Quinstreet Inc.	Common Stock	**	772,133
Radian Group Inc.	Common Stock	**	4,245,946
Radware Ltd.	Common Stock	**	8,291,128
Renasant Corp.	Common Stock	**	1,610,806
Repligen Corp.	Common Stock	**	3,953,800
Resideo Technologies Inc.	Common Stock	**	3,763,313
Retail Opportunity Investments Corp.	Common Stock	**	3,115,074
Revance Therapeutics Inc.	Common Stock	**	3,583,199
Rhythm Pharmaceuticals Inc.	Common Stock	**	639,150
Ritchie Bros. Auctioneers, Inc.	Common Stock	**	5,287,173
RLJ Lodging Trust	Common Stock	**	2,659,060
Rush Enterprises Inc.	Common Stock	**	4,661,394
Saia, Inc.	Common Stock	**	4,993,188
Scholar Rock Holding Corporation	Common Stock	**	144,676
Scientific Games Corporation	Common Stock	**	3,199,372
ShotSpotter, Inc.	Common Stock	**	1,130,434
Shutterstock Inc.	Common Stock	**	1,502,569
Silicon Motion Technology Corporation	Common Stock	**	2,649,167
Simpson Manufacturing Co., Inc.	Common Stock	**	2,097,600
Sinclair Broadcast Group Inc.	Common Stock	**	3,828,465
SiteOne Landscape Supply Inc.	Common Stock	**	7,027,325
SP Plus Corporation	Common Stock	**	4,112,780
Spire Inc.	Common Stock	**	2,857,451
SPX Corporation	Common Stock	**	3,284,878
Stag Industrial Inc.	Common Stock	**	2,675,176
Strategic Education Inc.	Common Stock	**	1,395,097
Stride Inc.	Common Stock	**	4,542,635
Summit Hotel Properties Inc.	Common Stock	**	1,730,873

	Summit Materials Inc.	Common Stock	**	2,940,717
	Suncoke Energy Inc.	Common Stock	**	1,356,258
	Sunstone Hotel Investors Inc.	Common Stock	**	5,122,893
	Supernus Pharmaceuticals Inc.	Common Stock	**	3,595,396
	Switch Inc.	Common Stock	**	4,327,386
	Synaptics Inc.	Common Stock	**	2,573,568
	TechnipFMC PLC	Common Stock	**	1,716,547
	Tegna Inc.	Common Stock	**	5,693,519
	TFI International Inc.	Common Stock	**	4,912,507
	The Middleby Corp.	Common Stock	**	965,784
	Thor Industries Inc.	Common Stock	**	3,786,161
	Tower Semiconductor Ltd.	Common Stock	**	5,913,557
	Travere Therapeutics Inc.	Common Stock	**	1,206,344
	Trex Company, Inc.	Common Stock	**	6,685,261
	Trinity Industries, Inc.	Common Stock	**	4,272,311
	Tronox Holdings PLC	Common Stock	**	3,027,956
	Trupanion, Inc.	Common Stock	**	1,991,438
	TTM Technologies Inc.	Common Stock	**	2,979,487
	Tyler Technologies Inc.	Common Stock	**	2,943,041
	UniFirst Corporation	Common Stock	**	3,670,800
	United Therapeutics Corporation	Common Stock	**	2,985,292
	Univar Solutions Inc.	Common Stock	**	6,515,795
	Upland Software Inc.	Common Stock	**	747,302
	UroGen Pharma Ltd.	Common Stock	**	2,332,865
	Utah Medical Products Inc.	Common Stock	**	3,169,349
	Vonage Holdings Corp.	Common Stock	**	2,589,138
	Washington Real Estate Investment Trust	Common Stock	**	1,681,877
	Wayfair Inc.	Common Stock	**	1,481,421
	WD-40 Co.	Common Stock	**	2,212,147
	Welbilt Inc.	Common Stock	**	4,224,475
	WESCO International Inc.	Common Stock	**	3,836,857
	Western Alliance Bancorp	Common Stock	**	3,920,759
	Willdan Group Inc.	Common Stock	**	3,162,220
	Wintrust Financial Corp.	Common Stock	**	3,138,307
	Wolverine World Wide Inc.	Common Stock	**	3,365,200
	Workiva Inc.	Common Stock	**	2,515,116
	WSFS Financial Corp.	Common Stock	**	2,311,270
	Y-mAbs Therapeutics, Inc.	Common Stock	**	1,806,724
	Zogenix Inc.	Common Stock	**	1,217,441
	Total Other Common Stocks			794,010,191

	Cash Equivalent
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, 0.01%	**	16,662,258

	Exchange Traded Funds
	The Vanguard Group, Inc. (Vanguard)	Global ex-US Real Estate Index Fund	**	196,188,607
	Vanguard	Real Estate Index Fund	**	199,286,254
	Total Exchange Traded Funds			395,474,861

Mutual Fund
PIMCO	All Asset Class Institutional Fund	**	558,732,215

Government Securities
Abu Dhabi Crude Oil Pipeline LLC	$1,273,000 par, 4.6%, due November 2, 2047	**	1,548,286
California State Municipal Bond	$1,110,000 par, 7.3%, due October 1, 2039	**	1,808,878
Empresa De Transporte De Pasajeros Metro	$190,000 par, 4.7%, due May 7, 2050	**	234,460
Equinor ASA	$1,881,000 par, 1.75%, due January 22, 2026	**	1,959,344
Federal Home Loan Mortgage Corp. (FHLMC), Freddie Mac	$1,035,890 par, 3.5%, due May 1, 2043	**	1,127,333
FHLMC, Freddie Mac	$1,049,000 par, 6.25%, due July 15, 2032	**	1,600,036
FHLMC, Freddie Mac	$1,088,782 par, 4.0%, due December 1, 2044	**	1,199,163
FHLMC, Freddie Mac	$1,166,000 par, 3.243%, due April 25, 2027	**	1,327,110
FHLMC, Freddie Mac	$1,174,231 par, 3.0%, due January 1, 2050	**	1,254,555
FHLMC, Freddie Mac	$1,214,000 par, 4.5%, due November 1, 2048	**	1,320,397
FHLMC, Freddie Mac	$1,221,782 par, 4.0%, due May 1, 2047	**	1,335,082
FHLMC, Freddie Mac	$1,267,000 par, 3.194%, due July 25, 2027	**	1,442,911
FHLMC, Freddie Mac	$1,364,079 par, 3.0%, due August 1, 2048	**	1,461,078
FHLMC, Freddie Mac	$1,571,497 par, 4.0%, due September 1, 2047	**	1,723,255
FHLMC, Freddie Mac	$1,671,096 par, 3.5%, due October 15, 2053	**	1,756,904
FHLMC, Freddie Mac	$10,076,069 par, 2.5%, due October 1, 2050	**	10,723,532
FHLMC, Freddie Mac	$11,252 par, 4.5%, due December 1, 2045	**	12,620
FHLMC, Freddie Mac	$115,251 par, 4.0%, due April 1, 2047	**	126,726
FHLMC, Freddie Mac	$124,813 par, 4.0%, due August 1, 2040	**	137,056
FHLMC, Freddie Mac	$126,616 par, 3.5%, due October 1, 2047	**	136,882
FHLMC, Freddie Mac	$127,712 par, 4.0%, due December 1, 2045	**	139,884
FHLMC, Freddie Mac	$15,406 par, 2.0%, due September 25, 2050	**	1,473
FHLMC, Freddie Mac	$150,186 par, 3.0%, due November 1, 2042	**	160,312
FHLMC, Freddie Mac	$164,098 par, 3.0%, due December 1, 2034	**	176,628
FHLMC, Freddie Mac	$164,853 par, 3.0%, due November 1, 2042	**	176,003
FHLMC, Freddie Mac	$169,360 par, 4.0%, due July 1, 2047	**	185,753
FHLMC, Freddie Mac	$2,117,749 par, 3.5%, due March 1, 2048	**	2,284,538
FHLMC, Freddie Mac	$2,214,097 par, 3.5%, due August 1, 2046	**	2,404,549
FHLMC, Freddie Mac	$2,444,000 par, 3.9%, due April 25, 2028	**	2,909,395
FHLMC, Freddie Mac	$2,493,730 par, 3.5%, due January 1, 2048	**	2,690,135
FHLMC, Freddie Mac	$2,600,154 par, 3.0%, July 1, 2050	**	2,798,479
FHLMC, Freddie Mac	$2,830,469 par, 3.5%, due March 1, 2048	**	3,062,930
FHLMC, Freddie Mac	$200,885 par, 4.0%, due June 1, 2048	**	220,155
FHLMC, Freddie Mac	$205,798 par, 4.0%, due April 1, 2047	**	224,609
FHLMC, Freddie Mac	$221,968 par, 5.0%, due July 25, 2050	**	25,590
FHLMC, Freddie Mac	$23,646 par, 4.0%, due May 1, 2044	**	25,830
FHLMC, Freddie Mac	$23,726 par, 3.0%. due August 25, 2050	**	3,291
FHLMC, Freddie Mac	$245,600 par, 4.5%, due March 1, 2047	**	274,334
FHLMC, Freddie Mac	$281,167 par, 4.5%, due December 1, 2045	**	315,262
FHLMC, Freddie Mac	$29,902 par, 4.0%, due August 25, 2050	**	4,635
FHLMC, Freddie Mac	$3,896,601 par, 3.0%, June 1, 2050	**	4,233,350
FHLMC, Freddie Mac	$311,193 par, 4.0%, due December 1, 2045	**	340,931
FHLMC, Freddie Mac	$345,000 par, variable rate, due November 25, 2027	**	396,880
FHLMC, Freddie Mac	$356,709 par, 4.0%, due January 1, 2041	**	392,921
FHLMC, Freddie Mac	$360,000 par, variable rate, due October 25, 2028	**	433,345
FHLMC, Freddie Mac	$364,000 par, variable rate, due July 25, 2028	**	435,647
FHLMC, Freddie Mac	$396,025 par, 3.0%, due December 1, 2049	**	423,739
FHLMC, Freddie Mac	$4,625,993 par, 4.0%, due July 1, 2049	**	5,098,545

FHLMC, Freddie Mac	$452,799 par, 3.5%, due August 1, 2042	**	492,212
FHLMC, Freddie Mac	$454,596 par, 3.5%, due January 1, 2048	**	490,297
FHLMC, Freddie Mac	$587,271 par, 4.0%, due February 1, 2046	**	647,818
FHLMC, Freddie Mac	$61,384 par, 4.0%, due January 1, 2048	**	66,812
FHLMC, Freddie Mac	$61,694 par, 4.5%, due September 1, 2048	**	67,256
FHLMC, Freddie Mac	$63,737 par, 3.5%, August 1, 2046	**	69,205
FHLMC, Freddie Mac	$646,000 par, 3.244%, due August 25, 2027	**	738,242
FHLMC, Freddie Mac	$65,206 par, 3.0%, due January 1, 2045	**	67,726
FHLMC, Freddie Mac	$656,000 par, 1.639%, due February 25, 2030	**	677,780
FHLMC, Freddie Mac	$745,613 par, 4.0%, March 1, 2046	**	818,607
FHLMC, Freddie Mac	$76,292 par, 4.0%, due April 1, 2047	**	83,653
FHLMC, Freddie Mac	$8,665 par, 4.0%, due September 25, 2050	**	1,293
FHLMC, Freddie Mac	$80,776 par, 4.5%, due September 1, 2048	**	88,036
FHLMC, Freddie Mac	$825,745 par, 3.0%, due January 1, 2050	**	880,199
FHLMC, Freddie Mac	$841,801 par, 3.0%, November 1, 2049	**	899,819
FHLMC, Freddie Mac	$901,000 par, 3.505%, due March 1, 2029	**	1,054,514
FHLMC, Freddie Mac	$945,402 par, 3.5%, due March 1, 2048	**	1,020,075
Federal National Mortgage Association (FNMA), Fannie Mae	$1,037,256 par, 4.5%, due September 1, 2050	**	1,132,105
FNMA, Fannie Mae	$1,042,302 par, 4.5%, due February 1, 2041	**	1,166,085
FNMA, Fannie Mae	$1,059,146 par, 2.5%, due July 1, 2050	**	1,119,748
FNMA, Fannie Mae	$1,090,575 par, 3.5%, due September 1, 2032	**	1,159,863
FNMA, Fannie Mae	$1,125,000 par, 4.0%, due February 15, 2050	**	1,206,365
FNMA, Fannie Mae	$1,139,675 par, 2.5%, due June 1, 2050	**	1,204,887
FNMA, Fannie Mae	$1,164,084 par, 4.0%, due August 1, 2044	**	1,284,781
FNMA, Fannie Mae	$1,245,000 par, 3.5%, due February 15, 2050	**	1,323,591
FNMA, Fannie Mae	$1,263,674 par, 2.5%, due August 1, 2050	**	1,335,982
FNMA, Fannie Mae	$1,298,391 par, 4.5%, due August 1, 2048	**	1,415,515
FNMA, Fannie Mae	$1,339,727 par, 3.0%, due August 1, 2043	**	1,429,603
FNMA, Fannie Mae	$1,486,400 par, 3.0% due March 1, 2050	**	1,579,877
FNMA, Fannie Mae	$1,517,952 par, 3.0%, due April 1, 2043	**	1,632,772
FNMA, Fannie Mae	$1,555,358 par, 3.5%, due June 1, 2044	**	1,687,656
FNMA, Fannie Mae	$1,629,242 par, 3.0%, due February 1, 2034	**	1,722,316
FNMA, Fannie Mae	$1,632,000 par, 2.625%, due September 6, 2024	**	1,770,474
FNMA, Fannie Mae	$1,646,480 par, 3.5%, due June 1, 2044	**	1,806,764
FNMA, Fannie Mae	$1,655,313 par, 3.5%, due October 1, 2048	**	1,785,608
FNMA, Fannie Mae	$1,792,225 par, 4.5%, due March 1, 2049	**	1,991,590
FNMA, Fannie Mae	$1,910,433 par, 2.5%, due August 1, 2035	**	2,025,566
FNMA, Fannie Mae	$1,923,854 par, 2.5%, due June 1, 2050	**	2,031,594
FNMA, Fannie Mae	$1,930,306 par, 3.5%, due February 1, 2047	**	2,086,995
FNMA, Fannie Mae	$11,436 par, 3.0%, due April 1, 2045	**	11,873
FNMA, Fannie Mae	$11,666 par, 2.0%, due September 25, 2050	**	1,113
FNMA, Fannie Mae	$110,199 par, 4.0%, due December 1, 2040	**	120,512
FNMA, Fannie Mae	$118,294 par, 4.0%, due May 1, 2041	**	129,876
FNMA, Fannie Mae	$121,118 par, 4.0%, due April 1, 2041	**	132,829
FNMA, Fannie Mae	$13,375,000 par, 2.0%, February 15, 2051	**	13,798,193
FNMA, Fannie Mae	$132,418 par, 4.5%, due February 1, 2041	**	149,002
FNMA, Fannie Mae	$134,264 par, 3.5%, due May 1, 2043	**	146,681
FNMA, Fannie Mae	$14,025,000 par, 2.0%, due March 15, 2051	**	14,443,559
FNMA, Fannie Mae	$142,091 par, 3.5%, due June 1, 2047	**	153,995
FNMA, Fannie Mae	$149,688 par, 4.0%, due May 1, 2044	**	165,874
FNMA, Fannie Mae	$149,822 par, 3.5%, due March 1, 2046	**	162,608
FNMA, Fannie Mae	$15,120,000 par, 3.0%, due February 15, 2050	**	15,899,330
FNMA, Fannie Mae	$154,091 par, 4.0%, due January 1, 2042	**	168,970

FNMA, Fannie Mae	$161,382 par, 3.0%, due April 1, 2043	**	173,150
FNMA, Fannie Mae	$166,158 par, 3.5%, due July 1, 2042	**	181,705
FNMA, Fannie Mae	$188,981 par, 4.0%, due November 1, 2042	**	207,860
FNMA, Fannie Mae	$196,462 par, 4.0%, due October 1, 2039	**	216,384
FNMA, Fannie Mae	$198,534 par, 3.0%, due May 1, 2043	**	213,040
FNMA, Fannie Mae	$2,103,000 par, 1.625%, due January 7, 2025	**	2,208,130
FNMA, Fannie Mae	$2,128,000 par, 2.25%, due April 12, 2022	**	2,184,461
FNMA, Fannie Mae	$2,739,178 par, 3.0%, due December 1, 2049	**	2,908,994
FNMA, Fannie Mae	$2,775,777 par, 2.5%, due September 1, 2050	**	2,930,956
FNMA, Fannie Mae	$2,807,387 par, 3.0%, due September 1, 2050	**	3,010,755
FNMA, Fannie Mae	$2,839,518 par, 2.5%, due September 1, 2035	**	3,015,370
FNMA, Fannie Mae	$2,868,367 par, 4.5%, due August 1, 2048	**	3,179,900
FNMA, Fannie Mae	$2,975,243 par, 2.5%, due July 1, 2050	**	3,145,494
FNMA, Fannie Mae	$204,827 par, 4.0%, due March 1, 2047	**	223,153
FNMA, Fannie Mae	$218,105 par, 4.0%, due May 1, 2047	**	238,725
FNMA, Fannie Mae	$222,116 par, 3.0%, due April 1, 2043	**	238,110
FNMA, Fannie Mae	$247,514 par, 3.0%, due December 1, 2049	**	265,948
FNMA, Fannie Mae	$268,660 par, 4.0%, due February 1, 2044	**	297,217
FNMA, Fannie Mae	$28,489 par, 5.0%, due July 25, 2050	**	4,170
FNMA, Fannie Mae	$282,499 par, 3.0%, due July 1, 2043	**	304,946
FNMA, Fannie Mae	$283,046 par, 4.0%, due February 1, 2048	**	308,903
FNMA, Fannie Mae	$29,407 par, 4.0%, due October 1, 2043	**	32,561
FNMA, Fannie Mae	$296,845 par, 4.0%, due May 1, 2047	**	324,910
FNMA, Fannie Mae	$3,078,815 par, 3.0%, due September 1, 2042	**	3,195,751
FNMA, Fannie Mae	$3,332,622 par, 3.0%, due April 1, 2032	**	3,540,185
FNMA, Fannie Mae	$31,176 par, 4%, due July 25, 2050	**	4,137
FNMA, Fannie Mae	$34,526 par, 4.5%, April 1, 2049	**	38,031
FNMA, Fannie Mae	$35,622 par, 4.5%, due August 1, 2040	**	39,932
FNMA, Fannie Mae	$38,802 par, 4.0%, due August 1, 2043	**	42,719
FNMA, Fannie Mae	$389,007 par, 3.0%, due December 1, 2049	**	419,303
FNMA, Fannie Mae	$4,201,640 par, 3.5%, due May 1, 2049	**	4,568,173
FNMA, Fannie Mae	$4,389,702 par, 3.5%, due June 1, 2041	**	4,783,427
FNMA, Fannie Mae	$4,447,115 par, 3.0%, due February 1, 2050	**	4,768,579
FNMA, Fannie Mae	$41,795 par, 4.0%, due February 1, 2041	**	45,968
FNMA, Fannie Mae	$417,266 par, 4.0%, due November 1, 2045	**	455,765
FNMA, Fannie Mae	$435,000 par, 4.5%, due February 15, 2050	**	472,519
FNMA, Fannie Mae	$444,300 par, 3.0%, due October 1, 2047	**	459,831
FNMA, Fannie Mae	$464,235 par, 3.0%, due February 1, 2047	**	497,318
FNMA, Fannie Mae	$484,620 par, 2.5%, due June 1, 2050	**	513,131
FNMA, Fannie Mae	$5,158,813 par, 2.5%, due December 1, 2034	**	5,461,416
FNMA, Fannie Mae	$50,312 par, 4.0%, due July 25, 2050	**	6,122
FNMA, Fannie Mae	$57,232 par, 4.5%, due January 1, 2030	**	62,689
FNMA, Fannie Mae	$57,432 par, 4.5%, due July 1, 2048	**	62,539
FNMA, Fannie Mae	$611,973 par, 3.0%, due October 1, 2027	**	646,737
FNMA, Fannie Mae	$66,435 par, 4.0%, due December 1, 2040	**	72,821
FNMA, Fannie Mae	$680,484 par, 2.5%, due November 1, 2050	**	719,388
FNMA, Fannie Mae	$728,443 par, 3.0%, due January 1, 2050	**	786,308
FNMA, Fannie Mae	$729,461 par, 3.0%, due January 1, 2027	**	772,553
FNMA, Fannie Mae	$75,562 par, 3.0%, due October 1, 2042	**	78,389
FNMA, Fannie Mae	$782,403 par, 4.0%, due June 1, 2044	**	859,081
FNMA, Fannie Mae	$8,047 par, 4.0%, due September 25, 2050	**	1,143
FNMA, Fannie Mae	$830,041 par, 3.5%, due August 1, 2030	**	883,618
FNMA, Fannie Mae	$848,225 par, 4.0%, due May 1, 2047	**	924,117
FNMA, Fannie Mae	$849,778 par, 4.0%, due October 1, 2048	**	928,977
FNMA, Fannie Mae	$870,667 par, 4.0%, due September 1, 2046	**	957,092

FNMA, Fannie Mae	$9,040 par, 4.0%, due October 1, 2041	**	9,894
FNMA, Fannie Mae	$9,365,000 par, 2.5%, due March 15, 2050	**	9,846,420
FNMA, Fannie Mae	$9,575,000 par, 2.0%, due February 15, 2034	**	9,999,517
FNMA, Fannie Mae	$90,533 par, 4.0%, due December 1, 2040	**	99,604
FNMA, Fannie Mae	$96,781 par, 4.0%, due August 1, 2039	**	106,595
Government National Mortgage Association (GNMA), Ginnie Mae	$1,199,803 par, 4.0%, due December 20, 2047	**	1,297,545
GNMA, Ginnie Mae	$1,210,109 par, 3.5%, due March 20, 2047	**	1,298,236
GNMA, Ginnie Mae	$1,293,440 par, 3.5%, due November 20, 2047	**	1,383,222
GNMA, Ginnie Mae	$1,405,747 par, 3.5%, due May 20, 2047	**	1,502,087
GNMA, Ginnie Mae	$1,571,507 par, 3.5%, due February 20, 2047	**	1,687,508
GNMA, Ginnie Mae	$1,778 par, 4.0%, due October 20, 2046	**	232
GNMA, Ginnie Mae	$1,890,000 par, 3.0%, due February 20, 2050	**	1,981,067
GNMA, Ginnie Mae	$1,981,833 par, 3.5%, due April 20, 2048	**	2,118,885
GNMA, Ginnie Mae	$10,705,000 par, 3.0%, due March 23, 2050	**	11,217,460
GNMA, Ginnie Mae	$11,105,000 par, 2.5%, due February 15, 2049	**	11,678,469
GNMA, Ginnie Mae	$111,768 par, 3.5%, due October 20, 2049	**	12,864
GNMA, Ginnie Mae	$115,644 par, 4.0%, due May 20, 2047	**	125,337
GNMA, Ginnie Mae	$163,292 par, 4.0%, due January 20, 2046	**	179,231
GNMA, Ginnie Mae	$2,123,181 par, 4.0%, due July 20, 2047	**	2,295,393
GNMA, Ginnie Mae	$2,672,517 par, 3.5%, due May 20, 2046	**	2,891,938
GNMA, Ginnie Mae	$201,206 par, 4.0%, due November 20, 2045	**	221,469
GNMA, Ginnie Mae	$21,756 par, 4.0%, due August 20, 2045	**	2,153
GNMA, Ginnie Mae	$210,251 par, 3.5%, due August 20, 2047	**	224,931
GNMA, Ginnie Mae	$215,629 par, 3.5%, due March 20, 2046	**	232,667
GNMA, Ginnie Mae	$229,217 par, 3.5%, due April 20, 2047	**	245,192
GNMA, Ginnie Mae	$243,768 par, 3.5%, October 20, 2049	**	20,160
GNMA, Ginnie Mae	$256,108 par, 3.5%, December 20, 2049	**	29,831
GNMA, Ginnie Mae	$26,968 par, 4.0%, due June 20, 2045	**	2,316
GNMA, Ginnie Mae	$266,210 par, 4.0%, due June 20, 2045	**	294,065
GNMA, Ginnie Mae	$29,173 par, 4.0%, June 20, 2050	**	3,954
GNMA, Ginnie Mae	$3,480,000 par, 2.0%, due February 15, 2051	**	3,610,772
GNMA, Ginnie Mae	$3,582,318 par, 4.0%, due August 20, 2045	**	3,935,426
GNMA, Ginnie Mae	$303,499 par, 4.0%, due January 20, 2048	**	328,400
GNMA, Ginnie Mae	$420,000 par, 4.0%, due February 20, 2050	**	449,064
GNMA, Ginnie Mae	$47,645 par, 4.0%, due February 20, 2046	**	52,385
GNMA, Ginnie Mae	$48,404 par, 4.0%, due October 20, 2045	**	4,577
GNMA, Ginnie Mae	$482,128 par, 4.0%, due June 20, 2047	**	521,709
GNMA, Ginnie Mae	$5,086,121 par, 3.5%, due February 20, 2046	**	5,491,962
GNMA, Ginnie Mae	$5,967 par, 2.5%, October 20, 2050	**	728
GNMA, Ginnie Mae	$54,726 par, 4.0%, due April 20, 2046	**	7,257
GNMA, Ginnie Mae	$56,939 par, 4.0%, October 20, 2049	**	7,321
GNMA, Ginnie Mae	$610,000 par, 3.5%, February 20, 2050	**	646,219
GNMA, Ginnie Mae	$63,439 par, 3.5%, due April 20, 2050	**	4,943
GNMA, Ginnie Mae	$694,332 par, 3.5%, due December 20, 2047	**	741,771
GNMA, Ginnie Mae	$7,392 par, 4.0%, due August 20, 2044	**	891
GNMA, Ginnie Mae	$8,141 par, 4.5%, September 16, 2045	**	1,362
GNMA, Ginnie Mae	$841,986 par, 4.0%, due September 20, 2047	**	909,985
GNMA, Ginnie Mae	$9,891 par, 2.5%, October 20, 2050	**	586
GNMA, Ginnie Mae	$933 par, 2.5%, October 20, 2050	**	102
GNMA, Ginnie Mae	$94,028 par, 3.5%, due April 20, 2050	**	10,992
Illinois State Taxable Pension Municipal Bond	$1,155,000 par, 5.1%, due June 1, 2033	**	1,292,584
Israeli Government Treasury Bond	$1,134,000 par, 3.375%, due January 15, 2050	**	1,234,654

Mexico Government Treasury Bond	$600,000 par, 4.75%, due March 8, 2044	**	673,500
Mexico Government Treasury Bond	$834,000 par, 3.771%, due May 24, 2061	**	803,567
New Jersey State Transportation Trust Fund Authority Municipal Bond	$1,590,000 par, 5.754%, due December 15, 2028	**	1,921,181
New Jersey State Transportation Trust Fund Authority Municipal Bond	$405,000 par, 4.131%, due June 15, 2042	**	451,186
New York State Dorm Authority Municipal Bond	$2,065,000 par, 3.19%, due February 15, 2043	**	2,293,038
Petroleos De Venezuela SA Bond	$8,600,000 par, 6.0%, October 28, 2022	**	215,000
Republic of Columbia Treasury Bond	$2,793,000 par, 3.875%, due April 25, 2027	**	3,072,300
Republic of Peru Treasury Note	$255,000 par, 2.392%, due January 23, 2026	**	269,663
Saudi Arabia Kingdom Global Bond	$732,000 par, 3.45%, due February 2, 2061	**	725,800
Saudi Arabian Oil Co Bond	$635,000 par, 3.25%, due November 24, 2050	**	619,162
State of Qatar Treasury Note	$346,000 par, 2.375%, due June 2, 2021	**	347,903
State of Qatar Treasury Note	$947,000 par, 3.4%, due April 16, 2025	**	1,041,302
Tennessee Valley Authority Bond	$1,924,000 par, 0.75%, due September 15, 2025	**	1,945,129
The Republic of Chile Treasury Bond	$2,017,000 par, 3.1%, due January 22, 2061	**	2,043,241
U.S. Treasury Bond	$1,529,000 par, 3.0%, due February 15, 2049	**	1,929,467
U.S. Treasury Bond	$1,869,000 par, 2.875%, due May 15, 2049	**	2,308,434
U.S. Treasury Bond	$2,131,000 par, 2.75%, due November 15, 2047	**	2,559,115
U.S. Treasury Bond	$2,627,000 par, 1.25%, due May 15, 2050	**	2,263,325
U.S. Treasury Bond	$2,660,000 par, 5.0%, due May 15, 2037	**	4,050,681
U.S. Treasury Bond	$21,889,000 par, 0.875%, due November 15, 2030	**	21,447,800
U.S. Treasury Bond	$3,104,000 par, 1.125%, due August 15, 2040	**	2,824,640
U.S. Treasury Bond	$3,282,000 par, 3.0%, due May 15, 2047	**	4,115,064
U.S. Treasury Bond	$3,669,000 par, 2.0%, due February 15, 2050	**	3,801,285
U.S. Treasury Bond	$3,674,000 par, 2.375%, due November 15, 2049	**	4,124,209
U.S. Treasury Bond	$3,713,000 par, 4.375%, due November 15, 2039	**	5,436,064
U.S. Treasury Bond	$4,369,000 par, 2.75%, due August 15, 2047	**	5,242,288
U.S. Treasury Bond	$4,983,000 par, 1.375%, due November 15, 2040	**	4,736,186
U.S. Treasury Bond	$5,556,000 par, 2.25%, due August 15, 2049	**	6,074,488
U.S. Treasury Bond	$6,074,000 par, 4.75%, due February 15, 2037	**	9,000,197
U.S. Treasury Bond	$688,000 par, 1.125%, due May 15, 2040	**	627,800
U.S. Treasury Bond	$7,279,000 par, 1.375%, due August 15, 2050	**	6,479,447
U.S. Treasury Bond	$8,308,000 par, 3.125%, due May 15, 2048	**	10,676,429
U.S. Treasury Bond	$8,480,000 par, 3.375%, due November 15, 2048	**	11,406,594
U.S. Treasury Note	$1,703,000 par, 0.25%, due May 31, 2025	**	1,695,483
U.S. Treasury Note	$10,307,000 par, 0.25%, due June 30, 2025	**	10,255,062
U.S. Treasury Note	$11,494,000 par, 0.375%, due November 30, 2025	**	11,468,857
U.S. Treasury Note	$12,363,000 par, 0.5%, due March 31, 2025	**	12,449,444
U.S. Treasury Note	$15,749,000 par, 0.125%, due September 30, 2022	**	15,750,846
U.S. Treasury Note	$2,832,000 par, 0.25%, due July 31, 2025	**	2,815,959
U.S. Treasury Note	$24,294,000 par, 0.125%, November 30, 2022	**	24,298,745
U.S. Treasury Note	$3,117,000 par, 0.125%, due December 31, 2022	**	3,117,244
U.S. Treasury Note	$31,379,000 par, 0.375%, due December 31, 2025	**	31,290,747
U.S. Treasury Note	$4,254,000 par, 0.25%, due August 31, 2025	**	4,227,413
U.S. Treasury Note	$4,254,000 par, 1.625%, due June 30, 2024	**	4,472,184

	U.S. Treasury Note	$4,495,000 par, 0.125%, due January 15, 2024	**	4,487,274
	U.S. Treasury Note	$4,658,000 par, 1.25%, due August 31, 2024	**	4,821,940
	U.S. Treasury Note	$6,485,000 par, 1.75%, due July 31, 2024	**	6,824,196
	U.S. Treasury Note	$6,516,000 par, 0.375%, due April 30, 2025	**	6,524,909
	U.S. Treasury Note	$7,285,000 par, 0.625%, due December 31, 2027	**	7,215,565
	U.S. Treasury Note	$7,692,000 par, 0.25%, due October 31, 2025	**	7,633,709
	U.S. Treasury Note	$8,783,000 par, 0.25%, due September 30, 2025	**	8,721,931
	U.S. Treasury Note	$8,869,000 par, 1.5%, due October 31, 2024	**	9,271,223
	U.S. Treasury Note	$851,000 par, 1.5%, due November 30, 2024	**	890,060
	U.S. Treasury Note	$9,355,000 par, 1.5%, due September 30, 2024	**	9,773,417
	United Arab Emirates Government Bond	$1,004,000 par, 0.75%, September 2, 2023	**	1,007,643
	Total Government Securities			607,306,316

	Corporate Bonds
	7-Eleven Inc.	$1,041,000 par, 0.8%, due February 10, 2024	**	1,015,333
	7-Eleven Inc.	$182,000 par, 2.5%, due February 10, 2041	**	179,023
	Abbvie Inc.	$1,524,000 par, 4.05%, due November 21, 2039	**	1,774,255
	Abbvie Inc.	$3,230,000 par, 2.6%, due November 21, 2024	**	3,449,674
	Abbvie Inc.	$786,000 par, 4.875%, due November 14, 2048	**	1,031,809
	Advocate Health & Hospitals Corporation	$329,000 par, 3.387%, due October 15, 2049	**	363,297
	Amazon.com Inc.	$2,208,000 par, 2.5%, due June 3, 2050	**	2,179,871
	Ameren Corp.	$1,573,000 par, 2.5%, due September 15, 2024	**	1,675,362
	Ameren Corp.	$814,000 par, 3.5%, due January 15, 2031	**	921,568
	Ameren Illinois Co.	$538,000 par, 3.25%, due March 15, 2050	**	593,609
	American Electric Power Co.	$840,000 par, 0.75%, due November 1, 2023	**	841,870
	American International Group	$1,861,000 par, 4.5%, due July 16, 2044	**	2,278,737
	Anheuser-Busch Companies, LLC	$1,036,000 par, 4.6%, due April 15, 2048	**	1,255,023
	Anheuser-Busch Companies, LLC	$2,038,000 par, 4.75%, due April 15, 2058	**	2,527,402
	AON Corporation	$2,036,000 par, 2.8%, due May 15, 2030	**	2,189,419
	Apple Inc.	$2,694,000 par, 3.85%, due May 4, 2043	**	3,259,393
	Apple Inc.	$5,040,000 par, 2.05%, due September 11, 2026	**	5,349,384
	Apple Inc.	$768,000 par, 2.65%, due May 11, 2050	**	771,735
	AT&T Inc.	$1,344,000 par, 3.5%, due September 15, 2053	**	1,290,952
	AT&T Inc.	$1,980,000 par, 3.1%, due February 1, 2043	**	1,916,541
	AT&T Inc.	$2,805,000 par, 2.3%, due June 1, 2027	**	2,959,821
	AT&T Inc.	$3,211,000 par, 2.55%, due December 1, 2033	**	3,201,741
	B.A.T. Capital Corp.	$1,092,000 par, 3.984%, due September 25, 2050	**	1,094,868
	B.A.T. Capital Corp.	$4,169,000 par, 3.215%, due September 6, 2026	**	4,544,809
*	Bank of America Corp.	$1,517,000 par, 2.676%, due June 15, 2041	**	1,511,875
*	Bank of America Corp.	$1,926,000 par, 3.864%, due July 23, 2024	**	2,081,716
*	Bank of America Corp.	$3,928,000 par, 2.592%, due April 29, 2031	**	4,112,418
*	Bank of America Corp.	$4,241,000 par, 3.004%, due December 20, 2023	**	4,442,678
*	Bank of America Corp.	$4,267,000 par, 3.559%, due April 23, 2027	**	4,782,590
	Berkshire Hathaway Finance Corp.	$2,518,000 par, 2.85%, due October 15, 2050	**	2,579,274
	BNP Paribas	$361,000 par, 1.323%, due January 13, 2027	**	361,756

Boeing Co.	$1,139,000 par, 4.875%, due May 1, 2025	**	1,285,103
Boeing Co.	$1,206,000 par, 3.625%, due February 1, 2031	**	1,298,110
Boeing Co.	$1,523,000 par, 5.15%, due May 1, 2030	**	1,806,439
Boeing Co.	$328,000 par, 5.805%, due May 1, 2050	**	431,263
BP Capital Markets America Inc.	$1,919,000 par, 2.939%, due June 4, 2051	**	1,846,105
Bristol-Myers Squibb Co.	$1,067,000 par, 2.55%, due November 13, 2050	**	1,029,879
Bristol-Myers Squibb Co.	$1,176,000 par, 2.35%, due November 13, 2040	**	1,161,482
Bristol-Myers Squibb Co.	$1,938,000 par, 0.537%, due November 13, 2023	**	1,941,905
Bristol-Myers Squibb Co.	$850,000 par, 4.125%, due June 15, 2039	**	1,050,821
Broadcom Inc.	$3,487,000 par, 4.15%, due November 15, 2030	**	3,944,854
Capital One Financial Corporation	$3,510,000 par, 3.9%, due January 29, 2024	**	3,830,382
Cenovus Energy Inc.	$1,272,000 par, 3.8%, due September 15, 2023	**	1,339,831
Cenovus Energy Inc.	$583,000 par, 5.4%, due June 15, 2047	**	680,994
Charter Communications Operating, LLC	$1,332,000 par, 3.7%, due April 1, 2051	**	1,308,560
Charter Communications Operating, LLC	$2,575,000 par, 4.908%, July 23, 2025	**	2,967,461
Cigna Corp.	$1,918,000 par, 3.4%, due September 17, 2021	**	1,955,182
Citigroup Inc.	$1,075,000 par, 4.3%, due November 20, 2026	**	1,236,458
Citigroup Inc.	$1,104,000 par, 4.65%, due July 23, 2048	**	1,451,034
Citigroup Inc.	$1,717,000 par, 3.142%, due January 24, 2023	**	1,761,983
Citigroup Inc.	$1,854,000 par, 2.572%, due June 3, 2031	**	1,928,257
Citigroup Inc.	$385,000 par, 3.887%, due January 10, 2028	**	439,019
Citigroup Inc.	$845,000 par, 4.45%, due September 29, 2027	**	984,313
Comcast Corp.	$2,271,000 par, 1.95%, due January 15, 2031	**	2,289,950
Comcast Corp.	$2,405,000 par, 1.5%, due February 15, 2031	**	2,334,620
Comcast Corp.	$612,000 par, 2.8%, due January 15, 2051	**	605,691
Comcast Corp.	$861,000 par, 4.6%, due October 15, 2038	**	1,090,090
Consolidated Edison Inc.	$1,829,000 par, 0.65%, due December 1, 2023	**	1,829,483
Cooperatieve Rabobank UA	$600,000 par, 4.625%, due December 1, 2023	**	666,300
Cottage Health Credit Group	$712,000 par, 3.304%, due November 1, 2049	**	783,728
Credit Agricole SA	$2,239,000 par, 1.247%, due January 26, 2027	**	2,238,355
Credit Suisse Group AG	$3,289,000 par, 1.305%, due February 2, 2027	**	3,283,958
CVS Health Corporation	$1,051,000 par, 4.78%, due March 25, 2038	**	1,297,575
CVS Health Corporation	$639,000 par, 5.05%, due March 25, 2048	**	833,584
Deutsche Bank AG	$868,000 par, 2.129%, due November 24, 2026	**	879,535
Devon Energy Corp.	$1,136,000 par, 5.6%, due July 15, 2041	**	1,357,996
Devon Energy Corp.	$290,000, 5.0%, due June 15, 2045	**	332,877
Diamond 1 Fin Corp. /Diamond 2 Finance Corp.	$1,017,000 par, 6.02%, due June 15, 2026	**	1,226,333
Diamond 1 Fin Corp. /Diamond 2 Finance Corp.	$906,000 par, 8.35%, due July 15, 2046	**	1,344,845
Diamondback Energy Inc.	$911,000 par, 2.875%, due December 1, 2024	**	962,071
Dominion Energy Inc.	$1,917,000 par, 2.45%, due January 15, 2023	**	1,990,950
Dominion Resources Inc.	$1,078,000 par, 5.95%, due June 15, 2035	**	1,498,615
DPL Inc.	$917,000 par, 4.125%, due July 1, 2025	**	978,898
DTE Energy Co.	$1,550,000 par, 2.529%, due October 1, 2024	**	1,647,878
DTE Energy Co.	$1,905,000 par, 1.05%, due June 1, 2025	**	1,915,696
Duke Energy Florida LLC	$1,123,000 par, 4.2%, due July 15, 2048	**	1,400,710
Duke Energy Florida LLC	$768,000 par, 3.7%, due December 1, 2047	**	892,867

Edison International	$5,252,000 par, 5.75%, due June 15, 2027	**	6,312,305
Edison International	$868,000 par, 3.125%, due November 15, 2022	**	901,552
Emera U.S. Finance LP	$1,387,000 par, 2.7%, due June 15, 2021	**	1,396,553
Energy Transfer Operating LP	$694,000 par, 5.0%, due May 15, 2050	**	711,640
Energy Transfer Operating LP	$807,000 par, 6.25%, due April 15, 2049	**	952,378
Energy Transfer Operating LP	$868,000 par, 4.75%, due January 15, 2026	**	977,872
Enterprise Products Partners LP	$334,000 par, 4.2%, due January 31, 2050	**	376,448
Enterprise Products Partners LP	$551,000 par, 3.2%, due February 15, 2052	**	531,276
Exelon Corp.	$443,000 par, 4.7%, due April 15, 2050	**	567,197
Federal Realty Investment Trust	$2,379,000 par, 3.5%, due June 1, 2030	**	2,630,023
Federal Realty Investment Trust	$452,000 par, 1.25%, due February 15, 2026	**	457,421
Fiat Chrysler	$1,960,000 par, 5.25%, due April 15, 2023	**	2,139,497
FirstEnergy Corp.	$845,000 par, 4.25%, due March 15, 2023	**	888,560
FirstEnergy Transmission LLC	$431,000 par, 5.45%, due July 15, 2044	**	531,229
Florida Power & Light Co.	$1,129,000 par, 3.7%, due December 1, 2047	**	1,355,108
Ford Foundation	$1,495,000 par, 2.815%, due June 1, 2070	**	1,526,596
Ford Motor Credit Co. LLC	$1,604,000 par, 3.375%, due November 13, 2025	**	1,637,604
GE Capital Funding, LLC	$2,263,000 par, 4.4%, due May 15, 2030	**	2,614,856
GE Capital International Funding Co.	$1,653,000 par, 4.418%, due November 15, 2035	**	1,932,504
General Motors Co.	$1,202,000 par, 6.8%, due October 1, 2027	**	1,543,932
General Motors Co.	$1,333,000 par, 5.95%, due April 1, 2049	**	1,809,344
General Motors Financial Co., Inc.	$393,000 par, 3.15%, due June 30, 2022	**	406,085
Gilead Sciences Inc.	$2,167,000 par, 0.75%, due September 29, 2023	**	2,171,379
Gilead Sciences Inc.	$886,000 par, 2.6%, due October 1, 2040	**	864,938
Goldman Sachs Group Inc.	$1,791,000 par, 4.411%, due April 23, 2039	**	2,209,987
Goldman Sachs Group Inc.	$3,469,000 par, 2.876%, due October 31, 2022	**	3,531,905
Halliburton Co.	$2,473,000 par, 3.25%, due November 15, 2021	**	2,510,959
HSBC Holdings PLC	$1,620,000 par, 3.803%, due March 11, 2025	**	1,763,341
HSBC Holdings PLC	$4,948,000 par, 1.645%, due April 18, 2026	**	5,042,665
Hyundai Capital America	$3,953,000 par, 1.3%, due January 8, 2026	**	3,940,796
Hyundai Capital America	$705,000 par, 1.15%, due November 10, 2022	**	709,527
Indonesia Asahan Alumnini SR	$1,075,000 par, 4.75%, due May 15, 2025	**	1,188,950
Intel Corp.	$562,000 par, 4.75%, due March 25, 2050	**	752,635
Israel Electric Corp. Ltd.	$725,000 par, 6.875%, due June 21, 2023	**	819,250
ITC Holdings Corp.	$2,749,000 par, 2.7%, due November 15, 2022	**	2,850,493
JPMorgan Chase & Co.	$2,365,000 par, 1.953%, due February 4, 2032	**	2,360,808
JPMorgan Chase & Co.	$51,000 par, 3.964%, due November 15, 2048	**	61,437
JPMorgan Chase & Co.	$6,031,000 par, 2.182%, due June 1, 2028	**	6,310,536
JPMorgan Chase & Co.	$658,000 par, 3.109%, due April 22, 2051	**	697,849
Lennar Corp.	$5,626,000 par, 5.875%, due November 15, 2024	**	6,506,356
Lowe's Companies Inc.	$1,009,000 par, 1.7%, October 15, 2030	**	991,032
Lowe's Companies Inc.	$1,171,000 par, 3.0%, October 15, 2050	**	1,189,343
LYB International Finance III, LLC	$1,152,000 par, 4.2%, due May 1, 2050	**	1,303,796

Marathon Petroleum Corp.	$1,830,000 par, 4.75%, December 15, 2023	**	2,023,366
Marathon Petroleum Corp.	$2,123,000 par, 5.125%, December 15, 2026	**	2,525,132
Marathon Petroleum Corp.	$3,775,000 par, 4.7%, May 1, 2025	**	4,312,195
McDonald's Corp.	$703,000 par, 4.45%, September 1, 2048	**	882,502
MetLife Inc.	$1,150,000 par, 6.4%, due December 15, 2066	**	1,480,994
Microchip Technology Inc.	$5,908,000 par, 0.972%, due February 15, 2024	**	5,910,681
Microsoft Corp.	$760,000 par, 2.525%, due June 1, 2050	**	764,063
Mitsubishi UFJ Financial Group	$2,353,000 par, 0.848%, due September 15, 2024	**	2,370,288
Morgan Stanley	$2,398,000, 2.802%, due January 25, 2052	**	2,393,414
NatWest Markets PLC	$1,498,000 par, 2.375%, due May 21, 2023	**	1,556,696
Nextera Energy Cap Holdings Inc	$1,174,000 par, 2.25%, due June 1, 2030	**	1,210,642
Nextera Energy Cap Holdings Inc.	$1,132,000 par, 2.8%, due January 15, 2023	**	1,184,391
NiSource Inc.	$2,531,000 par, 3.6%, due May 1, 2030	**	2,867,935
NiSource Inc.	$546,000 par, 1.7%, due February 15, 2031	**	533,998
ONEOK Inc.	$2,142,000 par, 2.75%, due September 1, 2024	**	2,256,290
ONEOK Inc.	$345,000 par, 4.45%, due September 1, 2049	**	353,900
Oracle Corp.	$2,263,000 par, 3.6%, due April 1, 2050	**	2,508,373
Pacific Gas & Electric Co.	$1,240,000 par, 1.75%, due June 16, 2022	**	1,243,330
Pacific Gas & Electric Co.	$214,000 par, 3.75%, due February 15, 2024	**	229,536
Pacific Gas & Electric Co.	$649,000 par, 3.3%, due March 15, 2027	**	695,160
Pacific Gas & Electric Co.	$788,000 par, 4.5%, due July 1, 2040	**	859,921
Pacific Gas & Electric Co.	$928,000 par, 4.0%, due December 1, 2046	**	927,549
Pacific Gas & Electric Co.	$960,000 par, 4.25%, due December 31, 2040	**	1,030,285
Pacific Life Global Funding II	$1,112,000 par, 1.2%, due June 24, 2025	**	1,125,544
Perusahaan Listrik Negara PT	$431,000 par, 4.875%, due July 17, 2049	**	484,875
Perusahaan Perseroan Persero PT	$634,000 par, 5.50%, due November 22, 2021	**	658,092
Philip Morris International, Inc.	$1,230,000 par, 1.75%, due November 1, 2030	**	1,214,221
Pioneer Natural Resources Co.	$1,858,000 par, 2.15%, due January 15, 2031	**	1,834,750
Pioneer Natural Resources Co.	$1,096,000 par, 1.125%, due January 15, 2026	**	1,097,193
Pioneer Natural Resources Co.	$349,000 par, 0.75%, due January 15, 2024	**	349,077
Plains All American Pipeline LP	$3,671,000 par, 4.65%, due October 15, 2025	**	4,106,212
Plains All American Pipeline LP	$312,000 par, 3.8%, due September 15, 2030	**	329,590
Progress Energy Inc.	$20,000 par, 6.5%, due February 1, 2042	**	24,230
Progress Energy Inc.	$392,000 par, 7.75%, due March 1, 2031	**	578,173
PT Indonesia Asahan Aluminium Persero	$315,000 par, 6.757%, due November 15, 2048	**	421,845
Public Service Enterprise Group	$937,000 par, 0.8%, due August 15, 2025	**	936,324
PulteGroup, Inc.	$2,485,000 par, 5.5%, due March 1, 2026	**	2,963,611
Royal Bank of Canada	$3,462,000 par, 2.25%, due November 1, 2024	**	3,678,833
San Diego Gas & Electric Co.	$479,000 par, 4.15%, due May 15, 2048	**	591,905
San Diego Gas & Electric Co.	$595,000 par, 1.7%, due October 1, 2030	**	590,126
San Diego Gas & Electric Co.	$824,000 par, 3.75%, due June 1, 2047	**	958,791
Santander Holdings USA, Inc.	$2,265,000 par, 3.45%, due June 2, 2025	**	2,463,971
Sempra Energy	$174,000 par, 6.0%, due October 15, 2039	**	243,481
Simon Property Group	$1,141,000 par, 2.2%, due February 1, 2031	**	1,140,502
Simon Property Group	$1,898,000 par, 1.75%, due February 1, 2028	**	1,905,732
Societe Generale S.A.	$2,793,000 par, 2.625%, due January 22, 2025	**	2,945,261
Southern California Edison Co.	$584,000 par, 3.65%, due February 1, 2050	**	626,506

Sumitomo Mitsui Financial Group Inc.	$1,822,000 par, 2.142%, due September 23, 2030	**	1,803,236
Sumitomo Mitsui Financial Group Inc.	$2,498,000 par, 0.948%, due January 12, 2026	**	2,487,542
Syngenta Finance N.V.	$128,000 par, 4.892%, due April 24, 2025	**	136,125
Sysco Corp.	$692,000 par, 6.6%, due April 1, 2050	**	1,038,234
Time Warner Cable	$293,000 par, 7.3%, due July 1, 2038	**	424,267
UDR Inc.	$676,000 par, 2.1%, due August 1, 2032	**	673,884
Union Pacific Corp.	$563,000 par, variable rate, due September 16, 2062	**	557,101
United Parcel Service	$476,000 par, 5.3%, due April 1, 2050	**	686,407
UnitedHealth Group Inc.	$319,000 par, 2.75%, due May 15, 2040	**	329,921
Valero Energy Corp.	$2,283,000 par, 3.4%, due September 15, 2026	**	2,477,416
Verizon Communications Inc.	$1,554,000 par, 4.272%, due January 15, 2036	**	1,889,887
Verizon Communications Inc.	$2,033,000 par, 2.875%, due November 20, 2050	**	1,951,599
ViacomCBS Inc.	$822,000 par, 4.2%, due May 19, 2032	**	972,470
Virginia Electric and Power Co.	$629,000 par, 2.45%, due December 15, 2050	**	596,938
Vodafone Group PLC	$1,548,000 par, 4.875%, due June 19, 2049	**	1,985,834
WEA Finance LLC	$420,000 par, 3.15%, due April 5, 2022	**	429,127
Wells Fargo & Co.	$1,400,000 par, 2.393%, due June 2, 2028	**	1,476,308
Wells Fargo & Co.	$1,629,000 par, 2.164%, due February 11, 2026	**	1,700,090
Wells Fargo & Co.	$2,318,000 par, 3.584%, due May 22, 2028	**	2,606,004
Wells Fargo & Co.	$742,000 par, 4.9%, due November 17, 2045	**	945,453
Williams Companies	$845,000 par, 8.75%, due March 15, 2032	**	1,240,934
Total Corporate Bonds			313,676,068

Asset-Backed Securities
Ally Auto Receivables Trust Series 19-4 CL A2	$719,704 par, 1.93%, due October 17, 2022	**	721,372
Ally Auto Receivables Trust Series 19-4 CL A3	$1,940,000 par, 1.84%, due June 17, 2024	**	1,969,015
Ally Auto Receivables Trust Series 19-4 CL A4	$640,000 par, 1.92%, due January 15, 2025	**	659,649
American Credit Acceptance Receivables Trust 2019-4	$553,669 par, 2.18%, due February 13, 2023	**	554,406
American Credit Acceptance Receivables Trust 2020-2	$657,760 par, 1.65%, due December 13, 2023	**	661,460
American Express Credit Account Series 19-4	$3,002,000 par, floating rate, due April 15, 2024	**	3,006,166
AmeriCredit Automobile Receivables Trust	$1,307,000 par, 0.66%, due December 18, 2024	**	1,313,863
AmeriCredit Automobile Receivables Trust	$1,674,000 par, 3.45%, due June 18, 2024	**	1,716,161
AmeriCredit Automobile Receivables Trust	$146,330 par, 2.43%, due September 19, 2022	**	146,514
AmeriCredit Automobile Receivables Trust	$579,000 par, 0.97%, due February 18, 2026	**	585,559
AmeriCredit Automobile Receivables Trust	$906,693 par, 2.36%, due December 19, 2022	**	909,998
AmeriCredit Automobile Receivables Trust	$279,719 par, 2.17%, due January 18, 2023	**	280,669
BA Credit Card Trust	$833,000 par, 0.34%, due May 15, 2026	**	834,462
Bayview Opportunity Master Fund Series 20-RN3	$98,600 par, variable rate, due September 25, 2035	**	99,846
BMW Floorplan Master Owner Trust	$1,761,000 par, floating rate, due May 15, 2023	**	1,762,087
BMW Vehicle Owner Trust 2020-A Series 20 A	$939,000 par, 0.62%, due April 26, 2027	**	944,422
Capital One Multi Series 19-A2	$1,636,000 par, 1.72%, due August 15, 2024	**	1,673,914
Capital One Prime Auto Receivables Trust Series 19-2	$1,127,000 par, 2.18%, due May 15, 2024	**	1,147,521
CarMax Auto Owner Trust 2018-2	$600,000 par, 3.16%, due July 17, 2023	**	618,398

Carmax Auto Owner Trust 2019-1	$838,000 par, 3.26%, due August 15, 2024	**	882,329
CarMax Auto Owner Trust 2020-1	$1,213,000 par, 1.89%, due December 16, 2024	**	1,244,159
CarMax Auto Owner Trust 2020-1	$813,000 par, 2.03%, due June 16, 2025	**	846,250
Carmax Auto Owner Trust 2020-3	$1,171,000 par, 0.77%, due March 16, 2026	**	1,184,339
Carmax Auto Owner Trust 2021-1	$1,011,000 par, 0.34%, due December 15, 2025	**	1,011,659
Carmax Auto Owner Trust 2021-1	$1,194,000 par, 0.53%, due October 15, 2026	**	1,195,412
CMO Volt LXXXIII LLC Series 19-NPL9	$234,144 par, 3.3269%, due November 26, 2049	**	234,931
Consumer Loan Underlying Bond Credit Trust 2018-P3	$102,586 par, 3.82%, due January 15, 2026	**	102,899
Consumer Loan Underlying Bond Credit Trust 2019-HP1	$682,067 par, 2.59%, due December 15, 2026	**	689,675
Consumer Loan Underlying Bond Credit Trust 2019-P1	$254,143 par, 2.94%, due July 15, 2026	**	255,505
CPS Auto Receivables Trust 2019-D CL A	$458,169 par, 2.33%, due December 15, 2022	**	459,223
CPS Auto Receivables Trust 2020-A	$1,213,591 par, 2.09%, due May 15, 2023	**	1,219,005
CPS Auto Receivables Trust 2020-B NT Cl A	$528,594 par, 1.15%, due July 17, 2023	**	530,442
CPS Auto Receivables Trust 2020-B NT CL B	$487,000 par, 2.11%, due April 15, 2026	**	495,441
CPS Auto Receivables Trust 2021-A CL A	$1,102,000 par, 0.35%, due January 16, 2024	**	1,101,947
Credit Acceptance Auto Loan Trust 2018-3	$436,268 par, 3.55%, due August 15, 2027	**	440,056
Credit Acceptance Auto Loan Trust 2019-1	$2,087,000 par, 3.33%, due February 15, 2028	**	2,122,500
Credit Acceptance Auto Loan Trust 2020-2	$1,022,000 par, 1.37%, due July 16, 2029	**	1,036,553
Discover Card	$1,072,000 par, 3.04%, due July 15, 2024	**	1,101,177
Discover Card	$1,427,000 par, 0.3865%, due December 15, 2023	**	1,428,175
Drive Auto Receivables Trust 2020-2	$734,000 par, 2.63%, due March 17, 2025	**	744,444
Drive Auto Receivables Trust 2020-2	$534,000 par, 2.28%, due August 17, 2026	**	553,260
Drive Auto Receivables Trust 2020-1	$2,479,000 par, 2.02%, due November 15, 2023	**	2,497,135
Drive Auto Receivables Trust 2020-1	$493,581 par, 1.99%, due December 15, 2022	**	494,289
Drive Auto Receivables Trust 2019-2	$1,063,839 par, 3.17%, due November 15, 2023	**	1,070,056
Drive Auto Receivables Trust 2019-4	$1,963,000 par, 2.23%, due January 16, 2024	**	1,980,861
DT Auto Owner Trust 2019-2A CL A	$10,948 par, 2.85%, due September 15, 2022	**	10,960
DT Auto Owner Trust 2019-3A CL A	$59,075 par, 2.93%, due August 15, 2022	**	59,136
DT Auto Owner Trust 2020-1 CL A	$907,850 par, 1.94%, due September 15, 2023	**	913,221
DT Auto Owner Trust 2020-2	$1,011,199 par, 1.14%, due January 16, 2024	**	1,015,747
DT Auto Owner Trust 2020-2	$385,000 par, 2.08%, due March 16, 2026	**	393,352
Exeter Automobile	$1,752,639 par, 1.13%, due August 15, 2023	**	1,757,382
Exeter Automobile	$140,637 par, 2.18%, due January 17, 2023	**	140,838
Exeter Automobile	$590,095 par, 2.05%, due June 15, 2023	**	592,152
Exeter Automobile	$965,000 par, 2.08%, due July 15, 2024	**	980,640
First Investments Auto Owner Trust	$852,403 par, 2.21%, due September 16, 2024	**	861,833
Flagship Credit Auto Trust 2019-1	$701,993 par, 3.11%, due August 15, 2023	**	709,162
Flagship Credit Auto Trust 2019-2	$1,512,258 par, 2.83%, due October 16, 2023	**	1,529,964
Flagship Credit Auto Trust 2019-4	$2,354,181 par, 2.17%, due June 17, 2024	**	2,384,278
Flagship Credit Auto Trust 2020-1	$2,360,271 par, 2.3%, due August 15, 2024	**	2,390,380
Flagship Credit Auto Trust 2020-2	$1,172,995 par, 1.49%, due July 15, 2024	**	1,183,561
Flagship Credit Auto Trust 2020-3	$1,091,982 par, 0.7%, due April 15, 2025	**	1,093,821
Ford Credit Auto Owner Trust 2017-C	$17,365 par, 2.01%, due March 15, 2022	**	17,379
Ford Credit Auto Owner Trust 2020-A CL A2	$74,500 par, 1.03%, due October 15, 2022	**	74,686

Ford Credit Auto Owner Trust 2020-A CL A3	$1,081,000 par, 1.04%, due August 15, 2024	**	1,094,411
Ford Credit Auto Owner Trust 2020-A CL A4	$748,000 par, 1.35%, due July 15, 2025	**	767,743
Ford Credit Auto Owner Trust 2020-B	$1,156,000 par, 0.79%, due November 15, 2025	**	1,171,193
Ford Credit Auto Owner Trust 2020-C CL A4	$1,830,000 par, 0.51%, due August 15, 2026	**	1,837,825
Ford Credit Floorplan Master Owner Trust 2020-2	$1,550,000 par, 1.06%, due September 15, 2027	**	1,570,816
GM Financial Automobile Leasing Trust 2020-2 CL A-3	$1,321,000 par, 0.8%, due July 20, 2023	**	1,331,894
GM Financial Automobile Leasing Trust 2020-2 CL A-4	$373,000 par, 1.01%, due July 22, 2024	**	378,167
GM Financial Consumer Automobile Receivables 2018-1	$347,511 par, 2.32%, due July 18, 2022	**	348,881
GM Financial Consumer Automobile Receivables 2020-1	$2,818,000 par, 1.84%, due September 16, 2024	**	2,870,387
GM Financial Consumer Automobile Receivables 2020-2	$1,074,000 par, 1.49%, due December 16, 2024	**	1,093,346
GM Financial Consumer Automobile Receivables 2020-3	$1,562,000 par, 0.45%, due April 16, 2025	**	1,567,355
GM Financial Consumer Automobile Receivables 2020-4	$1,545,000 par, 0.5%, due February 17, 2026	**	1,550,215
GM Financial Consumer Automobile Receivables 2021-1	$1,398,000 par, 0.54%, due May 17, 2027	**	1,402,363
GM Floorplan Owner Revolving Trust Series 2020-1	$1,315,000 par, 0.68%, due August 15, 2025	**	1,324,208
Honda Auto	$1,319,000 par, 0.82%, due July 15, 2024	**	1,331,797
Honda Auto	$1,922,000 par, 0.46%, due April 19, 2027	**	1,927,790
Honda Auto	$355,000 par, 1.09%, due October 15, 2026	**	361,957
Honda Auto Receivables Owners Trust Series 2020-2 CL A2	$327,372 par, 0.74%, due November 15, 2022	**	328,144
Hyundai Auto Receivables Trust 2020-A CL A-3	$1,442,000 par, 1.41%, due November 15, 2024	**	1,471,829
Hyundai Auto Receivables Trust 2020-A CL A-4	$1,147,000 par, 1.41%, due June 15, 2026	**	1,193,795
Nissan Auto	$1,377,000 par, 1.38%, due December 16, 2024	**	1,401,350
PRPM LLC Series 2019-4A	$1,414,710 par, variable rate, due November 25, 2024	**	1,421,041
PRPM LLC Series 2020-1A	$2,233,369 par, variable rate, due February 25, 2025	**	2,239,602
Sandtander Drive Auto Receivables Trust	$776,000 par, 2.03%, due February 15, 2024	**	786,114
Santander Consumer	$1,088,000 par, 0.48%, due June 15, 2026	**	1,089,358
Santander Consumer	$1,868,000 par, 0.33%, due October 15, 2025	**	1,869,195
Santander Consumer	$2,743,000 par, 0.46%, due August 15, 2024	**	2,747,369
Santander Drive Auto Receivables Trust	$1,519,000 par, 0.67%, due April 15, 2024	**	1,524,129
Santander Drive Auto Receivables Trust	$1,010,000 par, 0.96%, due November 15, 2024	**	1,017,028
Santander Drive Auto Receivables Trust	$2,201,000 par, 1.01%, due January 15, 2026	**	2,226,822
Santander Drive Auto Receivables Trust	$426,900 par, 3.21%, due September 15, 2023	**	427,781
Santander Drive Auto Receivables Trust	$935,058 par, 3.64%, due January 17, 2023	**	938,772
Sofi Consumer Loan Program Series 2019-3	$629,542 par, 2.90%, due May 25, 2028	**	635,809
Toyota Auto Fixed	$1,106,000 par, 1.66%, due September 15, 2025	**	1,141,617
Toyota Auto Receivables Owner Trust 2020-A	$669,000 par, 1.68%, due May 15, 2025	**	691,342
Toyota Auto Receivables Owner Trust 2020-B	$1,207,000 par, 1.36%, due August 15, 2024	**	1,227,294
Toyota Auto Receivables Owner Trust2020-D	$1,446,000 par, 0.47%, due January 15, 2026	**	1,451,800
USAA Auto Owner Trust 2019-1	$1,643,000 par, 2.14%, due November 15, 2024	**	1,684,805
Vcat Asset Securitization LLC Series 2021-NPL1	$1,545,809 par, 2.289%, due December 26, 2050	**	1,546,133
Vericrest Opportunity Loan Transferee (Volt) 2020-NPL1	$1,133,255 par, 3.23%, due January 25, 2050	**	1,137,100

Verizon Owner Trust	$3,575,000 par, 1.85%, due July 22, 2024	**	3,660,333
Verizon Owner Trust	$1,764,000 par, 2.93%, due September 20, 2023	**	1,795,590
Verizon Owner Trust	$2,783,514 par, 3.23%, due April 20, 2023	**	2,818,030
Volkswagen Auto	$1,766,000 par, 1.98%, due November 20, 2024	**	1,784,022
Volkswagen Auto	$664,000 par, 2.35%, due August 20, 2026	**	679,131
Volt LXXII LLC 2019-NPL8	$1,523,378 par, variable rate, due November 25, 2049	**	1,524,978
Volt LXXXIX LLC 2020-NPL5	$440,210 par, variable rate, due March 25, 2050	**	440,893
Volt LXXXVII LLC 2020-NPL3	$2,271,658 par, variable rate, due February 25, 2050	**	2,278,841
Westlake	$1,408,826 par, 2.15%, due February 15, 2023	**	1,416,595
Westlake	$3,715,000 par, 0.56%, due May 15, 2024	**	3,723,584
Westlake	$465,084 par, 2.57%, due February 15, 2023	**	466,854
World OMNI Auto Receivables Trust 2019-B	$2,455,955 par, 2.59%, due July 15, 2024	**	2,494,725
World OMNI Auto Receivables Trust 2018-D	$2,780,702 par, 3.28%, due March 15, 2024	**	2,839,879
World OMNI Auto Receivables Trust 2019-C	$1,786,000 par, 1.96%, due December 16, 2024	**	1,822,002
World Omni Auto Receivables Trust 2020-C	$917,000 par, 0.48%, due November 17, 2025	**	920,471
World Omni Auto Receivables Trust 2020-C	$1,152,000 par, 0.61%, due October 15, 2026	**	1,160,669
World Omni Select	$2,386,111 par, 0.47%, due June 17, 2024	**	2,390,059
World Omni Select	$924,000 par, 0.55%, due July 15, 2025	**	926,869
Total Asset-Backed Securities			145,907,798

Mortgage-Backed Securities
Benchmark Mortgage Trust 2020-B16	$171,000 par, 0.00029%, due December 1, 2057	**	185,953
Benchmark Mortgage Trust 2020-B17	$1,215,000 par, 2.289%, due March 15, 2053	**	1,276,520
Benchmark Mortgage Trust 2020-B19	$1,484,000 par, 1.987%, due September 15, 2023	**	1,506,105
Benchmark Mortgage Trust 2020-B20	$1,293,000 par, 2.0292%, due October 15, 2053	**	1,331,412
Benchmark Mortgage Trust 2020-B21	$1,807,000 par, 2.014%, due December 15, 2053	**	1,848,459
Benchmark Mortgage Trust 2020-B22	$1,635,000 par, 1.973%, due January 15, 2054	**	1,671,033
Citigroup Commercial Mortgage Trust 2015-GC33	$234,000 par, 3.778%, due September 10, 2058	**	262,271
Citigroup Commercial Mortgage Trust 2016-P6	$816,000 par, 3.72% floating rate, due December 10, 2049	**	929,417
Citigroup Commerical Mortgage Trust 2016-C3	$895,000 par, 3.154%, due November 15, 2049	**	990,276
Citigroup Commerical Mortgage Trust 2019-C7	$1,673,000 par, 3.102%, due December 15, 2072	**	1,862,616
Citigroup Mortgage Loan Trust 2018-A Series 18	$437,534 par, variable rate, due January 25, 2068	**	439,277
Commercial Mortgage 2015-LC23	$1,116,000 par, 3.774%, due October 10, 2048	**	1,239,243
Commercial Mortgage Bank 2019 - BNK21	$888,000 par, 0.000293%, due October 1, 2052	**	971,646
Commercial Mortgage Bank 2020-BNK27	$521,000 par, 2.144%, due April 15, 2063	**	541,080
Commercial Mortgage Bank 2020-BNK30	$552,000, variable rate, due December 15, 2053	**	561,394
Commercial Mortgage Bank Securities 2020-BN28	$703,000 par, 1.844%, due March 15, 2063	**	710,870
Commercial Mortgage Trust 2013-CR7	$320,680 par, 3.213%, due March 10, 2046	**	337,117
Commercial Mortgage Trust CTF 2013-CCRE12	$1,013,916 par, 3.765%, due October 10, 2046	**	1,074,910

	CSAIL Commercial Mortgage Trust 2016-C7	$531,000 par, 3.502%, due November 15, 2049	**	593,416
	CSAIL Commercial Mortgage Trust 2019-C16	$436,000 par, 3.329% floating rate, due June 15, 2052	**	488,430
	CSMC 2020-RPL3	$1,124,804 par, 2.691%, due March 25, 2060	**	1,140,866
	CVS Pass-Through Trust Series 2014	$622,143 par, 4.163%, due August 11, 2036	**	680,233
	CWMBS Inc. Mortgage Pass-through Series 2003-59	$594,630 par, 6.0%, due December 25, 2033	**	622,506
	GCAT LLC 2020-4	$880,012 par, 2.6108%, due December 25, 2025	**	885,975
	GS Mortgage Securities Trust 2013-GCJ12	$344,000 par, 3.135%, due June 10, 2046	**	362,439
	GS Mortgage Securities Trust 2014-GC18	$519,000 par, 4.074%, due January 10, 2047	**	562,787
	GS Mortgage Securities Trust 2020-GC45	$873,000 par, 2.9106%, due February 13, 2053	**	959,983
	GS Mortgage Securities Trust 2016-GS4	$341,000 par, 3.442%, due November 10, 2049	**	381,719
*	Morgan Stanley Bank of America Merrill Lynch 2015-C20	$1,239,000 par, variable rate, due February 15, 2048	**	1,352,746
*	Morgan Stanley Bank of America Merrill Lynch 2015-C24	$1,532,000 par, 3.732%, due May 15, 2048	**	1,715,831
	Morgan Stanley Capital 1 Trust 2014-CPT	$1,307,000 par, 3.35%, due July 13, 2029	**	1,314,004
	Morgan Stanley Capital 1 Trust 2018-H4	$864,000 par, 4.31%, due December 15, 2051	**	1,022,550
	New Residential Mortgage LLC Series 20-NPL2	$1,095,477 par, variable rate, due August 25, 2060	**	1,104,124
	New Residential Mortgage LLC Series 20-RPL2	$1,153,856 par, 3.578%, due August 25, 2025	**	1,179,212
	Preston Ridge Partners Mortgage Series 2020-3	$824,938 par, 2.857%, due September 25, 2025	**	832,032
	Preston Ridge Partners Mortgage Series 2020-5	$1,194,343 par, 3.104%, due November 25, 2025	**	1,207,607
	RCO V Mortgage LLC 2020-1	$725,182 par, 3.1048%, due September 25, 2025	**	726,909
	Residential Accredit Loans Inc.	$5 par, 1.4991%, due January 25, 2046	**	5
	Residential FDG Mortgage Securities, Inc. Series 2005-SA4	$105 par, 3.40343%, due September 25, 2035	**	103
	Vericrest Opportunity Loan Transferee	$1,500,000 par, 1.8925%, due February 27, 2051	**	1,499,841
	Wells Fargo Commercial Mortgage Trust 2015-C31	$880,000 par, 3.695%, due November 15, 2048	**	988,841
	Wells Fargo Commercial Mortgage Trust 2015-P2	$413,000 par, 3.809%, due December 15, 2048	**	467,808
	Wells Fargo Commercial Mortgage Trust 2016-C34	$1,195,000 par, 3.096%, due May 15, 2049	**	1,282,898
	Wells Fargo Commercial Mortgage Trust 2018-C47	$306,000 par, 4.442%, due September 15, 2061	**	364,091
	Wells Fargo Commercial Mortgage Trust 2019-C54	$995,000 par, 3.146%, due December 15, 2052	**	1,111,024
	Wells Fargo Commercial Mortgage Trust 2020-C57	$338,000 par, 2.118%, due August 15, 2053	**	347,738
	WFRBS Commercial Mortgage Trust 2013-C14	$68,662 par, 3.337%, due June 15, 2046	**	72,543
	WFRBS Commercial Mortgage Trust 2014-C25	$1,230,000 par, 3.631%, due November 15, 2047	**	1,355,178
	Total Mortgage-Backed Securities			42,363,038

	Collective Investment Trusts/ Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	640,276,581
	BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund	**	765,397,437
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund	**	2,490,022,701
	BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund	**	814,032,251

	BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund	**	773,123,540
	BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund	**	795,614,940
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund	**	7,883,378,271
	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund	**	481,564,409
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund	**	850,049,896
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non Lendable Fund	**	2,021,525,899
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund	**	245,947,973
	Global Trust Company	Altrinsic International Equity Collective Fund	**	635,069,206
	Global Trust Company	AQR Emerging Equities Collective Investment Fund	**	344,992,240
	Global Trust Company	Victory Mid Cap Value Collective Investment Trust Fund	**	204,427,235
	JPMorgan Chase Bank, N.A.	Short Duration Bond Fund	**	504,978,287
	Principal Global Investors Trust Company	Global Property Securities Fund	**	725,238,580
	Prudential Trust Company	Core Plus Bond Fund	**	1,058,085,539
	Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	341,512,997
	Reliance Trust Company	Monarch Partners Small-Cap Value Fund	**	217,223,717
	SEI Trust Company	AEW Global Properties Trust Fund	**	482,627,528
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	101,565,175
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	308,699,130
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	957,916,299
	SEI Trust Company	Jackson Square SMID-Cap Growth CIT Fund	**	170,934,440
	SEI Trust Company	Nuveen Global Infrastructure Fund	**	201,506,792
*	The Northern Trust Company	Global Investments Collective Short Term Investment Fund	**	2,673,186
*	The Northern Trust Company	GQC Partners International Equity CIT Fund	**	949,469,150
*	The Northern Trust Company	The Collective First State Investments Global Listed Infrastructure Fund	**	201,786,696
*	The Northern Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,295,080,793
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	483,158,892
	Wellington Trust Company, NA	CIF II Commodities Portfolio	**	310,385,946
	Total Collective Investment Trusts/Collective Trust Funds			27,258,265,726

	Total Investments			$33,999,069,759

*	Notes Receivable from participants	Loans to participants, interest rates ranging from 4.25% to 5.75% with various maturities		$1,034,322,692

* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Walmart 401(k) Plan

July 22, 2021	By:	/s/ Adam Stavisky
Adam Stavisky Senior Vice President, US Benefits, Global People Walmart Inc.